Filed by PolyOne Corporation

Commission File No. 1-16091

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartech Corporation

Commission File No. 1-5911

Sent By E-mail Transmission

December 20, 2012

Spartech Employees,

As the year comes to a close, I want to take a moment to wish you and your family a happy holiday season. The company wrapped up the fiscal year on a high note due to the teamwork and engagement by all of you.

If you were able to attend the Employee town hall meeting or listen to the Investor call last Friday, you are already aware of the results. If not, please allow me to update you on some of the highlights from this past year:

•	Net sales increased by 4% from the prior year to $1,149.4 million

•	Operating earnings excluding special items increased 16%, from $21.1 million in 2011 to $24.4 million in 2012

•	Gross margin per pound increased to $12.1 cents vs. $10.8 cents in 2011

•	Earnings per share grew 40% to $0.28

We have much to be proud of. We worked hard and remained focus on our turnaround strategy. The business results continued to improve throughout the year with gross margin per pound at 13.9 cents, or 11.4% in Q4, 280 basis points better than prior year. Throughout the company we are firing on all cylinders and working as a team.

I anticipate that 2013 will be another strong year for Spartech and only enhanced by the PolyOne merger. As I have said before, I believe the PolyOne transaction represents the best path forward for our valued employees, customers and shareholders. PolyOne has been through a similar transformation and was successful in getting to a point where they are consistently growing and improving their company annually. The combination of Spartech with PolyOne will accelerate our transformation to a business with a sustainable and growing earnings profile.

As you may know, we have already begun some of the early integration efforts which involves getting to know each other and understanding how each company operates. Although we do not anticipate closing the deal until the first calendar quarter of 2013, I feel it is important to begin introducing you to some of the PolyOne associates, including its CEO & President- Stephen D. Newlin.

Attached please find a letter from Stephen Newlin as he shares his excitement for joining forces with Spartech and introduces us to the PolyOne four-pillar strategy.

As we leverage our collective strength, I have no doubt that our future ahead will be a prosperous one. Thank you for your passion, determination and commitment to a seamless integration with PolyOne in 2013.

Enjoy the holidays.

Vicki Holt

President & CEO

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PolyOne Corporation

33587 Walker Road

Avon Lake, OH 40012

phone 440.930.1000

www.polyone.com

December 20, 2012

Dear Spartech Associates,

The process that will ultimately result with our companies joining forces is progressing well and remains on-track for early next year. I wanted to take a moment to provide some updates and express my enthusiasm for this deal, as well as my great appreciation for your continued focus on serving customers during this time of transition. We remain extremely excited to have you join us!

As you know, PolyOne and Spartech have participated primarily in adjacent industries over the years. We have watched as you developed a solid product portfolio of specialized solutions and earned an outstanding reputation as a leader in several industries and end markets. At PolyOne, we are very far along on what we call our “transformation,” which at its core means strengthening our company to become a consistently growing and financially performing innovative specialty solutions provider. As you learn more about PolyOne in the months to come, you’ll see our four-pillar strategy as a common thread. It has been the basis of our successful transformation, and it will become your strategy as well, allowing you to take your progress and accomplishments thus far and accelerating it to even greater heights. I’d like to introduce the strategy to you now:

•      Specialization – which differentiates us through value-creating offerings that provide our customers with high-value and innovative solutions. PolyOne is a specialty company.

•      Globalization – which takes us into high-growth markets where our customers are migrating, and positions us to serve them with consistency everywhere in the world.

•      Operational Excellence – which means attracting and retaining the industry’s top talent and then empowering them to respond to the voice of our customers’ needs.

•	Commercial Excellence – which governs our activities in the marketplace -- delivering value and being recognized for it, so everyone shares in the successes.

The most important part of our strategy is the foundation upon which it stands: Our People. The PolyOne associates you’ll be joining are the reason for our success. We’re energized, innovative and are passionate in all that we do. We achieve, recognize and reward success.

Certainly, with any acquisition there will be changes, so it is natural to have anxieties. Once the acquisition has been finalized, it will allow us to begin integration and more fully open our lines of communications. As changes take place, both at PolyOne and Spartech, you can trust that we will communicate openly, honestly and with as complete information as we are able to provide. In the meantime, Vicki and your Spartech leadership team will continue to be your primary points of contact to maintain focus on keeping customers first!

Since we announced the acquisition in October, leadership and functional teams from both companies have been meeting and working together to better understand each other’s business processes, including sourcing, technology, manufacturing, product management and human resources.

From an acquisition procedure standpoint, in late November we received regulatory approval from the United States Federal Trade Commission (FTC), and we have made all other requisite regulatory filings. The final major milestone on the timeline will be the Spartech shareholder vote expected to take place in the first quarter of 2013, shortly after which time we expect to announce that the deal has been finalized and integration has begun.

I anticipate that 2013 will begin with tremendous activity and energy around the joining of our companies. It’s exciting, and I’m eager to begin the integration process. At the same time, we are bringing to close a year in which you worked hard to serve customers and build momentum aimed at creating a stronger and more innovative Spartech. I’d like to congratulate you on your solid fourth quarter performance, capping a year in which you made important progress and improvements.

In closing, I extend my best wishes to you and your family for a happy and healthy holiday season and a safe and prosperous new year – one in which PolyOne and Spartech will grow, innovate and succeed together!

Sincerely,

/s/ Stephen D. Newlin
Stephen D. Newlin
Chairman, President and Chief Executive Officer

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Cautionary Note on Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements in this document regarding the proposed acquisition of Spartech are forward-looking statements. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. They use words such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial condition, performance and/or sales. Factors that could cause actual results to differ materially from those implied by these forward-looking statements include, but are not limited to: the time required to consummate the proposed acquisition; the satisfaction or waiver of conditions in the merger agreement; any material adverse changes in the business of Spartech; the ability to obtain required regulatory, shareholder or other third-party approvals and consents and otherwise consummate the proposed acquisition; our ability to achieve the strategic and other objectives relating to the proposed acquisition, including any expected synergies; our ability to successfully integrate Spartech and achieve the expected results of the acquisition, including, without limitation, the acquisition being accretive; disruptions, uncertainty or volatility in the credit markets that could adversely impact the availability of credit already arranged and the availability and cost of credit in the future; the financial condition of our customers, including the ability of customers (especially those that may be highly leveraged and those with inadequate liquidity) to maintain their credit availability; the speed and extent of an economic recovery, including the recovery of the housing market; our ability to achieve new business gains; the effect on foreign operations of currency fluctuations, tariffs, and other political, economic and regulatory risks; changes in polymer consumption growth rates where we conduct business; changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online; fluctuations in raw material prices, quality and supply and in energy prices and supply; production outages or material costs associated with scheduled or unscheduled maintenance programs; unanticipated developments that could occur with respect to contingencies such as litigation and environmental matters; an inability to achieve or delays in achieving or achievement of less than the anticipated financial benefit from initiatives related to working capital reductions, cost reductions, and employee productivity goals; an inability to raise or sustain prices for products or services; an inability to maintain appropriate relations with unions and employees; the inability to achieve expected results from our acquisition activities; our ability to continue to pay cash dividends; the amount and timing of repurchases of our common shares, if any; and other factors affecting our business beyond our control, including, without limitation, changes in the general economy, changes in interest rates and changes in the rate of inflation. The above list of factors is not exhaustive. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any further disclosures we make on related subjects in our reports on Form 10-Q, 8-K and 10-K that we provide to the Securities and Exchange Commission.

Additional Information

In connection with the proposed transaction, PolyOne has filed a registration statement on Form S-4 with the SEC. SPARTECH CORPORATION STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Spartech Corporation. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from PolyOne at its website, www.polyone.com, or 33587 Walker Road, Avon Lake, Ohio 44012, Attention: Corporate Secretary, or from Spartech Corporation at its website, www.spartech.com, or 120 S. Central Avenue, Suite 1700, Clayton, MO 63105, Attention: Corporate Secretary.

Participants in Solicitation

PolyOne and Spartech Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning PolyOne’s participants is set forth in the proxy statement, dated March 23, 2012, for PolyOne’s 2012 Annual Meeting of Stockholders as filed with the SEC on Schedule 14A and PolyOne’s current reports on Form 8-K, as filed with the SEC on May 11, 2012 and September 25, 2012. Information concerning Spartech Corporation’s participants is set forth in the proxy statement, dated January 24, 2012, for Spartech Corporation’s 2012 Annual Meeting of Stockholders as filed with the SEC on Schedule 14A and Spartech Corporation’s current report on Form 8-K, as filed with the SEC on March 16, 2012. Additional information regarding the interests of participants of PolyOne and Spartech Corporation in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.